SECURI

A 21004463

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/20** (MM/DD/YY) AND ENDING **03/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.S.Y., Inc. dba American Investors Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2440 Camino Ramon, Suite 103
(No. and Street)

San Ramon	**California**	**94583**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarence Yee **(925) 866-2882**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Clarence Yee**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **L.S.Y., Inc. dba American Investors Company**, as of **March 31, 2021**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Clarence Yee
Signature

PRESIDENT
Title

see attached certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY

ANNUAL AUDIT REPORT

MARCH 31, 2021

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 24th day of May, 2021, by Clarence Yee,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA WICH
Notary Public - California
Contra Costa County
Commission # 2351730
My Comm. Expires Mar 15, 2025

(Seal) Signature [signature]

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders of
L.S.Y., Inc. dba American Investors Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.S.Y., Inc. dba American Investors Company (the "Company") as of March 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as American Investors Company's auditor since 2021.
Walnut Creek, California
May 27, 2021

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

ASSETS

Cash	$	419,150
Cash at clearing organization		181,953
Marketable securities		501,816
Commissions and fees receivable		1,694,118
Due from registered representatives		6,968
Deposit with clearing organization		50,000
Prepaid expenses and other assets		31,491
Property and equipment, net of $51,043 accumulated depreciation		10,993
Total Assets	$	2,896,489

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	20,598
Commissions payable		1,575,200
Accrued compensation and benefits		312,104
Allowance for litigation costs		97,175
Deferred tax liability		46,600
Total Liabilities		2,051,677
Stockholders' Equity		
Common stock, $10 par value per share;		
authorized 100,000 shares; issued and outstanding 7,000 shares		70,000
Additional paid in capital		50,475
Retained earnings		724,337
Total Stockholders' Equity		844,812
Total Liabilities and Stockholders' Equity	$	2,896,489

The accompanying notes are an integral part of these financial statements.

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2021

Revenue		
Advisory fees	$	4,801,586
Commissions		4,776,304
Referral fees		2,475,244
Unrealized gain on securities		170,297
Other income		55,856
Interest and dividend income		10,160
Total Revenue		12,289,447
Operating Expenses		
Commissions		10,591,191
Compensation and benefits		1,267,388
Clearing and execution costs		121,319
Rent		91,667
Communications and technology		60,146
Professional fees		40,170
Regulatory fees		36,645
Depreciation		7,660
Other operating expenses		63,024
Total Operating Expenses		12,279,210
Income Before Income Tax Benefit		10,237
Income tax benefit		(1,100)
Net Income	$	11,337

The accompanying notes are an integral part of these financial statements.

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Stockholders' Equity at April 1, 2020	$ 70,000	$ 50,475	$ 713,000	$ 833,475
Net income	-	-	11,337	11,337
Stockholders' Equity at March 31, 2021	$ 70,000	$ 50,475	$ 724,337	$ 844,812

The accompanying notes are an integral part of these financial statements.

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2021

Cash Flows from Operating Activities		
Net income	$	11,337
Adjustments to reconcile net income		
to net cash used in operating activities:		
Unrealized gain on securities		(170,297)
Depreciation		7,660
(Increase) decrease in:		
Commissions and fees receivable		(420,019)
Due from registered representatives		(2,020)
Prepaid expenses and other assets		(17,789)
Increase (decrease) in:		
Accounts payable		6,754
Commissions payable		388,792
Accrued compensation and benefits		68,134
Allowance for litigation costs		(2,825)
Taxes payable		(3,513)
Deferred tax liability		(1,900)
Net Cash Used In Operating Activities		(135,686)
Net Decrease in Cash		(135,686)
Cash at beginning of year		786,789
Cash and Cash Equivalents at End of Year	$	651,103
Supplemental Cash Disclosures		
Taxes paid	$	9,122

The accompanying notes are an integral part of these financial statements.

1. Organization

L.S.Y., Inc. dba American Investors Company (the "Company") is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in San Ramon, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of advisory and investment management services, commissions through the sale of various products, and referral fees. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents.

Commissions and Fees Receivable
The amount receivable represents commissions and fees due to the Company primarily from advisory services, commissions from the sale of various securities, and referral fees. Effective April 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered the history of bad debt. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance was considered necessary as of March 31, 2021.

Property and Equipment
Property and equipment are valued at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life ranging from five to seven years.

2. Significant Accounting Policies *(continued)*

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are generally included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended March 31, 2021, the Company had one short-term operating lease. See Note 9 for further information.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes. At March 31, 2021 there were no uncertain tax positions.

3. Deposits with Clearing Organizations

The Company's clearing broker, National Financial Services LLC ("NFS"), requires the Company maintain a minimum of $50,000 in cash deposits.

4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

4. Fair Value Measurements *(continued)*

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets recorded at fair value.

Investments in Securities

Securities consist of common stock in publicly traded securities. Fair values are based on quoted market prices.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of March 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common stock	$ 501,816	-	-	$ 501,816
Money market fund	181,953	-	-	181,953
Total	$ 683,769	-	-	$ 683,769

5. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 62,036
Accumulated depreciation	(51,043)
Total	$ 10,993

Depreciation expense for the year ended March 31, 2021 was $7,660 on the accompanying Statement of Income.

6. Employee Benefit Plan

The Company has a qualified Salary Reduction Simplified Employee Pension Plan ("SARSEP") which covers all employees meeting certain eligibility requirements. Under the terms of the SARSEP, the Company may make annual, discretionary contributions that cannot exceed the lesser of twenty-five percent of the employee's compensation or $57,000 and $58,000 in 2020 and 2021, respectively. As of March 31, 2021, $107,569 is payable to the SARSEP and is included in accrued compensation and benefits on the Statement of Financial Condition.

7. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2017 and 2016, respectively.

Income tax benefit shown in the accompanying Statement of Income consists of the following:

	Federal	State	Total
Current expense	$ -	$ 800	$ 800
Deferred tax (benefit)	600	(2,500)	(1,900)
Total	$ 600	$ (1,700)	$ (1,100)

For the year ended March 31, 2021, federal and California net operating loss carryforwards were $167,647 and $162,254, respectively, and begin to expire in 2040.

The Company's net deferred tax liability as of March 31, 2021 is as follows:

	Federal	State	Total
Net operating loss carryforwards	$ 35,200	$ 11,300	$ 46,500
Allowance for litigation costs	20,400	6,800	27,200
Unrealized gain on marketable securities	(90,300)	(30,000)	(120,300)
Net deferred tax liability	$ (34,700)	$ (11,900)	$ (46,600)

As of March 31, 2021, there was no valuation allowance as it is more likely than not that the deferred tax assets will be utilized.

8. Revenue from Contracts with Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Advisory fees
The Company earns advisory fees by making investment decisions on behalf of its customers. Advisory fees are variable as they are based on the period ending balance of total assets held. Customers are generally billed quarterly in arrears and fees are recognized as earned over the term.

The Company recognizes fees billed to customers as advisory fee revenue on a gross basis in accounts where the Company is the registered investment advisor ("RIA"). Advisors may conduct their advisory business through separate entities by establishing their own independent RIA firms rather than utilizing the Company's corporate RIA. Since independent RIAs are primarily responsible for providing the service to a customer, the portion of advisory fees that are collected from the customer by the Company and remitted to the independent RIA are considered pass-through amounts and only the net amount retained by the Company is included as a component of advisory fee revenue.

8. Revenue from Contracts with Customers *(continued)*

Commissions

The Company earns commission revenue when customers purchase stocks, mutual funds, variable annuities, and other financial products. Commissions are based upon an agreed-upon percentage of a product's market value upon the date of sale and are recognized upon the trade date of the transaction.

The Company earns trailing commissions on eligible products, primarily on variable annuities and mutual funds held by customers. Trailing commissions are recurring in nature, recognized over time as earned, and based on the market value of customers' trail eligible holdings.

Since the Company is the principal and has primary responsibility over the performance obligations, commissions are reported on a gross basis.

Referral fees

The Company earns referral fees by recommending investors use the services of third-party managers. Since the third-party manager has trading authority over investors' accounts, the third-party manager collects the management fee directly from investors' accounts. The Company receives an agreed-upon percentage of this management fee from the third-party manager based on assets under management either in advance or in arrears. Fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activity are known, which are usually monthly or quarterly. Referral fees recognized in the current period are related to performance obligations that have been satisfied.

Other income

The Company earns other income by billing its registered representatives for reimbursement of broker dealer expenses incurred. This revenue is considered variable and is recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty of payment has been resolved.

Disaggregation of Revenue

The following table presents the Company's revenue from contracts with customers by business activity and other sources of revenue for the year ended March 31, 2021:

	Total
Revenue from contracts with customers:	
Advisory fees	$ 4,801,586
Commissions - Mutual funds	2,841,607
Referral fees	2,475,244
Commissions - Variable annuity	892,863
Commissions - Private partnership	299,199
Commissions – Stocks	391,843
Commissions - Insurance	236,486
Commissions - Public partnership	62,290
Other income	55,856
Commissions - Other	51,640
Commissions – Bonds	376
Total revenue from contracts with customers	$ 12,108,990

8. Revenue from Contracts with Customers *(continued)*

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At April 1, 2020 and March 31, 2021, receivables related to revenue from contracts with customers were $1,274,099 and $1,694,118, respectively. There was no significant impairment related to these receivables during the period ended March 31, 2021.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Although the Company collects some fees in advance, these fees are fully earned at quarter end. Therefore, there is no deferred revenue as of April 1, 2020 and March 31, 2021.

Contract Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

9. Lease Obligations

ASU 2016-02 Leases (Topic 842)("ASU 2016-02") requires lessees recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments.

On April 16, 2021, the Company's six-year operating lease for its office space located in San Ramon, California expired. Since the future availability of the office space is unknown, the Company entered into a month-to-month operating lease for the same office space on April 17, 2021. Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short-term leases for any class of underlying asset. Since the Company's month-to-month office lease is deemed short-term, it does not recognize the related right-of-use asset or lease liability and instead expenses lease payments as incurred. For the year ended March 31, 2021, the Company paid $91,667 for leasing this office space and expensed such on the Statement of Income.

10. Cash

For the purpose of preparing the statement of cash flows, cash consists of the following:

	March 31, 2021
Cash	$ 419,150
Cash at clearing organization	181,953
Deposit with clearing organization	50,000
Total cash shown in the Statement of Cash Flows	$ 651,103

11. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended March 31, 2021, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

12. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. The Company recorded a $100,000 allowance for litigation costs, the total deductible for its error and commission insurance, for an active claim. The Company believes costs of legal counsel will be in excess of the total deductible. It is the opinion of the Company, based on consultation with legal counsel, that the likelihood of a large adverse award for the claimant is remote. Due to uncertainties, it is at least reasonably possible that management's estimate of the outcome could change. During the year ended March 31, 2021, the allowance for litigation costs decreased to $97,175 and is presented on the Statement of Financial Condition.

13. Errors and Omissions

The Company has contracted for errors and omissions insurance for the period March 29, 2021 through March 29, 2022 for itself and its registered representatives. The total premium for the policy period will be $77,735. As of March 31, 2021 the portion of the premium earned by the insurance provider for three days is not material. The Company has made a down payment of $35,547 and received reimbursements of $16,076. The unpaid balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

14. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

15. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of March 31, 2021, the Company's net capital was $524,031, which exceeded the requirement by $387,253.

16. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

17. Subsequent Events

The Company has evaluated subsequent events through May 27, 2021, the date which the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2021

Net capital			
Total stockholders' equity		$	844,812
Less: Non-allowable assets			
Petty cash	100		
Commissions and fees receivable	135,852		
Due from registered representatives	6,968		
Prepaid expenses and other assets	31,491		
Property and equipment, net	10,993		185,404
Net capital before haircuts			659,408
Less: Haircuts			
Securities	78,911		
Undue concentration	56,466		135,377
Net capital		$	524,031
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $2,051,677 or $5,000, whichever is greater			136,778
Excess Net Capital		$	387,253

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF MARCH 31, 2021

Net capital, as reported in Company's		
Part II of Form X-17-A-5 as of March 31, 2021	$	750,320
Decrease in stockholders' equity		(218,136)
Increase in non-allowable assets		(4,809)
Increase in undue concentration		(3,344)
Net Capital Per Above Computation	$	524,031

L.S.Y., INC.
dba AMERICAN INVESTORS COMPANY
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2021

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2021

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholders of
L.S.Y., Inc. dba American Investors Company

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) L.S.Y., Inc. dba American Investors Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year as of March 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
May 27, 2021

SEA RULE 15c3-3 EXEMPTION REPORT

May 24, 2021

I, Clarence Yee, President of L.S.Y., Inc. dba American Investors Company (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption from 17 C.F.R. §240.15c3-3;

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of March 31, 2021 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Clarence Yee
President